PEPCO HOLDINGS, INC.
LONG-TERM INCENTIVE PLAN
DIRECTOR NON-QUALIFIED STOCK OPTION AGREEMENT

AGREEMENT made as of the _____ day of _____, ____, by and between PEPCO

HOLDINGS, INC. (the "Company"), and _____("Optionee").

W I T N E S S E T H

1. **Grant of Option; Acceptance and Consideration.** Pursuant to the

provisions of the Pepco Holdings, Inc. Long-Term Incentive Plan (the "Plan"), the Company

hereby confirms the grant to the Optionee, subject to the terms and conditions of the Plan (as it

presently exists and as it may hereafter be amended) and this Non-Qualified Stock Option

Agreement (the "Agreement"), of the right and option to purchase from the Company all or any

part of an aggregate of One Thousand (1,000) shares of the Stock of the Company (the "Shares")

at the exercise price of $_____ per Share (the "Option"), such Option to be exercisable as

hereinafter provided. This Option is not intended to be, and will not be treated as, an incentive

stock option within the meaning of section 422 of the Internal Revenue Code of 1986, as

amended. The number of Shares with respect to which this Option is exercisable, and the

exercise price with respect to each Share, are each subject to adjustment under certain

circumstances, as more fully set forth in the Plan and Section 6 of this Agreement.

2. **Incorporation of Plan by Reference.** The Option has been granted to the

Optionee under the Plan, a copy of which is attached hereto as Attachment A. The Optionee

hereby acknowledges receipt of the attached copy of the Plan and agrees to be bound by all the

terms and provisions thereof (as presently in effect or hereafter amended), and by all decisions

and determinations of the Board thereunder. All of the terms, conditions, and other provisions of

the Plan are hereby incorporated by reference into this Agreement. Capitalized terms used in

this

Agreement but not defined herein shall have the same meanings as in the Plan. If there is any conflict between the provisions of this Agreement and the provisions of the Plan, the provisions of the Plan shall govern.

3. **Expiration of Option.** The Option, to the extent that it has not theretofore been exercised, shall expire at 11:59 p.m. (District of Columbia time) the day prior to the tenth anniversary of the date hereof, or earlier at such time as the Option shall have lapsed under the second paragraph of Section 4.

4. **Option Exercise Limitations.** Except as otherwise provided in the Plan and this Section 4, 25% of the Options may be exercised on the first anniversary date of the Option's grant, and an additional 25% on the second, third and forth anniversary of the date of the Options grant such that 100% of the options are exercisable on the forth anniversary date of the Options grant. All Option exercise privileges shall be cumulative, so that any part of the Option that has become exercisable but that has not been exercised shall remain exercisable until expiration of the Option regardless of the additional exercise privileges becoming available during such exercise period. Notwithstanding the foregoing, (a) the Option shall, in accordance with Section 12 of the Plan, become exercisable in full if, following a Change in Control, the Optionee (i) is terminated as a director or (ii) suffers a diminution of responsibility, authority, position, or compensation and (b) the Board may, in its discretion, accelerate the exercisability of the Option in appropriate circumstances deemed to be in the best interests of the Company. The Option may be exercised only to purchase whole shares; no fractional shares will be issued upon exercise of the Option.

All options granted hereunder shall lapse and shall no longer be exercised upon the effective date of the Optionee's Termination. Notwithstanding the foregoing, if the Optionee has 10 or more years of service as a director upon the effective date of Termination or if the Optionee's service with the Company ceases as a result of retirement at age 70 in accordance with the Company's by-laws, the Option shall lapse and shall no longer be exercised after the fifth anniversary of such cessation of service (or the earlier expiration of the Option under Section 3 of this Agreement). If the Optionee's service with the Company ceases as a result of death, the Option shall be exercisable by the Optionee's personal representative or beneficiary, in accordance with Section 8.F. of the Plan, until the expiration of the Option under Section 3 of this Agreement and during such period the Option may be exercised only to the extent it was exercisable by the Optionee immediately prior to the Optionee's death.

5. **Option Exercise.**

(a) **Procedure.** The Option may be exercised in whole or in any part, and may be exercised in part from time to time, all subject to the limitations on exercise set forth in Section 4. Exercise shall be accomplished by delivery to the Company of a timely written notice of election to exercise, in a form reasonably acceptable to the Board delivered to the principal office of the Company and addressed to the attention of the Corporate Secretary.

(b) **Payment of the Exercise Price.** At the time of exercise, the exercise price of the Shares as to which this Option is exercised shall be tendered to the Company. The exercise price shall be payable in cash or in other shares of Stock or in a combination of cash or other shares of Stock, in a form and manner required by the Board in its sole discretion. When Stock is used in full or partial payment of the exercise price, it will be valued at the Fair Market Value on the date the Option is exercised.

(c) **Other Methods of Exercise and Payment of Exercise Price.** In addition to the method of exercise and payment set forth in Section 5(a) and (b), the Option may be exercised and payment to the Company made in accordance with any other procedures which the Board deems to be consistent with the terms of the Plan.

6. **Adjustments.** The Option shall be subject to adjustment upon the occurrence of a corporate transaction or event affecting the Stock in accordance with Section 14.H. of the Plan.

7. **Nontransferability; Beneficiaries.** Except to the extent as may be otherwise permitted by the Plan, no right or interest of the Optionee in the Option shall be pledged, encumbered, or hypothecated to or in favor of any third party or shall be subject to any lien, obligation, or liability of the Optionee to any third party; the Option shall not be transferable to any third party by the Optionee otherwise than by will or the laws of descent and distribution, and the Option shall be exercisable, during the lifetime of the Optionee, only by the Optionee. The foregoing notwithstanding, the Optionee shall be entitled to designate a beneficiary to exercise his rights under the Option upon the death of the Optionee, in the manner and to the extent permitted by the Board under rules and procedures then in effect under the Plan.

8. **Miscellaneous.**

(a) **Binding Agreement.** This Agreement shall be binding upon the heirs, executors, administrators, and successors of the parties. In particular, the Optionee's heirs, executors, administrators and successors shall be subject to the terms and conditions of the Plan and this Agreement, and the Board may require any such person to execute an agreement or other documents acknowledging and agreeing to such terms and conditions as a condition precedent to any transfer of the Option or any Shares purchased upon exercise of the Option into the name of any such person. This Agreement constitutes the entire agreement between the parties with respect to the Option and the Shares, and supersedes any prior agreements or documents with respect thereto.

(b) **Amendments to Agreement.** This Agreement may be amended, but no amendment, alteration, suspension, discontinuation, or termination of this Agreement which may impose any additional obligation upon the Company or impair the rights of the

Optionee with respect to the Option shall be valid unless in each instance such amendment, alteration, suspension, discontinuation, or termination is expressed in a written instrument duly executed in the name and on behalf of the Company and by the Optionee.

(c)   **No Other Rights Created.** Neither this Agreement nor the Option shall be deemed to create a right on the part of the Optionee to be continued as a director. The Optionee shall remain subject to termination of his status as a director to the same extent as though this Agreement did not exist.

(d)   **Notices.** Any notice hereunder to the Company shall be addressed to it as Corporate Secretary, Attention: Stock Plan Committee. Any notice hereunder to the Optionee shall be addressed to him/her at the address set forth below, subject to the right of either party to designate at any time hereafter in writing a different address.

(e)   **Counterparts.** This Agreement has been executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

      IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer and the Optionee has executed this Agreement as of the day and year first above written.


PEPCO HOLDINGS, INC.


By:

Date:

Optionee:

Signature:

Address of Optionee: _____

                              _____